CENTRAL SECURITIES CORPORATION

630 FIFTH AVENUE

NEW YORK, N.Y. 10111

(212) 698-2020

July 2, 2024

Mr. Ken Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Document Control – EDGAR

RE:	Review of Form N-CSR Filing made by Central Securities Corporation

Dear Mr. Ellington:

This letter responds to comments you provided by telephone on June 13, 2024, regarding the Form N-CSR filing for Central Securities Corporation (the “Registrant”) as of December 31, 2023. A summary of the SEC Staff’s (“Staff”) comments, along with the Registrant’s responses, is set forth below.

1.      In the Statement of Investments, please disclose the end of period interest rate for the Registrant’s investment in money market funds pursuant to Article 12-12 of Regulation S-X, footnote 4.

Response: We acknowledge the Staff’s comment and going forward, we will include this information in the Statement of Investments.

2.      Footnote (c) to the Statement of Investments refers to investments that are valued based on level 3 inputs. Please provide additional language in the footnotes to the Statement of Investments that such value was determined using significant unobservable inputs.

Response: Footnote (c) to the Statement of Investments refers the reader to financial statement footnote 2 which fully describes valuations based on level 3 inputs. We will add additional language to the footnote to the Statement of Investments as requested on a going forward basis.

3.      Please explain why the Registrant has not stated that it follows Accounting and Reporting standards for Investment Companies ASC 946-10-50-1.

Response: The footnotes to the financial statements disclose that the Registrant’s accounting policies are in conformity with U.S generally accepted accounting principles. Going forward, we will further clarify that the Registrant’s accounting principles are in conformity with generally accepted accounting principles applicable to U.S. investment companies.

Mr. Kenneth Ellington

Securities and Exchange Commission

4.      In Item 4 of the Form N-CSR, the Registrant discloses that all non-audit and tax services were pre-approved by the Audit Committee. In accordance with the requirements of Item 4(e)(2) of Form N-CSR, this disclosure should reflect situations where the pre-approval requirement was waived, not where pre-approval was obtained. Please confirm that no waivers occurred and that going forward, this disclosure will reflect the occurrence or absence of a waiver of the preclearance requirement.

Response: The Registrant confirms that for the disclosed audit periods ending December 31, 2023, no waiver of the pre-approval requirements occurred. Going forward, the Registrant will disclose whether and to what extent any waiver of Audit Committee pre-approvals occurred.

5.      Item 4(i) of Form N-CSR requires disclosures of whether the Registrant has retained for the preparation of the audit report on its financial statements, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Item 4(j) of Form N-CSR requires disclosure for a registrant that is a foreign issuer of the retention, for the preparation of the audit report on its financial statements, a registered public accounting firm that has a branch or office is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Please respond to Items 4(i) and 4(j) of Form N-CSR, even if such items are not applicable to the Registrant.

Response: The Registrant confirms that for the year ending December the response to both Item 4(i) and Item 4(j) is NOT APPLICABLE. Going forward, we will respond to these items.

6.      The titles of the individuals signing the certifications contained in Form N-CSR do not specifically include Principal Executive Officer and Principal Financial Officer. Please confirm that the individuals who signed the certifications were the Principal Executive Officer and the Principal Financial Officer and confirm that such titles will be included in the signatures on the certifications for future filings.

Response: The individuals who signed the certifications attached to the N-CSR were John C. Hill and Lawrence P. Vogel. For the Form N-CSR for December 31, 2023, Mr. Hill and Mr. Vogel were the Registrant’s Principal Executive Officer and Principal Financial Officer, respectively. Going forward, we will include the Principal Executive Officer and Principal Financial Officer titles on the certifications.

Mr. Kenneth Ellington

Securities and Exchange Commission

In connection with the filing identified above for the Registrant, the Registrant hereby acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 212-698-2020.

Sincerely,

/s/Marlene A. Krumholz
Vice President, Secretary and Chief Compliance Officer